Exhibit 99.1

12 April 2022

NOTICE OF ANNUAL GENERAL MEETING

EVAXION BIOTECH A/S

3 MAY 2022 AT 4.00 PM (CEST)

The board of directors hereby convenes the Annual General Meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

3 May 2022 at 4.00 PM (CEST)

at c/o Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark.

AGENDA

1.	Election of the chairman of the meeting

2.	The board of directors' report on activities of the Company in the past year

3.	Presentation of the audited annual report for approval

4.	Resolution on the appropriation of the loss recorded in the approved annual report

5.	Election of members to the board of directors

6.	Election of auditor

7.	Renew and amend the board of directors’ authorization to increase the Company’s share capital

8.	Delete the historic article 3.4 of the Articles of Association

9.	Increase the board of directors’ authorization to issue convertible bonds and increase the Company’s share capital

10.	Authorization to the board of directors to issue warrants to investors and/or lenders

11.	Authorization to the chairman of the meeting

12.	Miscellaneous

COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan Jensen be elected as chairman of the general meeting.

2.	The board of directors' report on activities of the Company in the past year

3.	Presentation of the audited annual report for approval

The board of directors recommends that the Company's audited annual report for the financial year 2021 be approved. The audited annual report is available on the Company's website.

4.	Resolution on the appropriation of the loss recorded in the approved annual report

The board of directors proposes that the loss be transferred to the next financial year.

5.	Election of members to the board of directors

The board of directors currently consists of the following members: Marianne Søgaard (chairperson), Lars Holtug, Roberto Prego and Steven J. Projan.

All members seek re-election to the board of directors.

Niels Iversen Møller, co-founder and former CBO seeks to be elected to the board of directors.

The board of directors proposes the re-election of Marianne Søgaard, Lars Holtug, Roberto Prego and Steven J. Projan and the election of Niels Iversen Møller.

A description of the proposed candidates’ qualifications, hereunder information about similar positions possessed by the candidates at the time of the Annual General Meeting can be found in appendix 1 attached hereto.

6.	Election of auditor

The board of directors proposes that EY Godkendt Revisionspartnerselskab, CVR no. 30700228, be re-elected as the auditor of the Company.

7.	Renew and amend the board of directors’ authorization to increase the Company’s share capital

The board of directors proposes to amend the Articles of Association by renewing and amending the existing authorization in article 3.1 that authorizes the board of directors to increase the Company’s share capital at one or more times without pre-emptive subscription rights for the Company’s shareholders. It is proposed to delete current authorizations in articles 3.1 and 3.3 to increase the share capital with up to nominal DKK 9,057,144 and to replace it with an authorization to increase the share capital with up to nominal DKK 47,000,000 at market price without pre-emptive subscription rights for existing shareholders.

The board of directors specifically proposes that the existing wording in articles 3.1 and 3.3 in the Articles of Association is replaced in its entirety with the following wording:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

8.	Delete the historic article 3.4 of the Articles of Association

The board of directors proposes to delete the historic provisions in articles 3.4 of the Articles of Association.

9.	Increase the board of directors’ authorization to issue convertible bonds and increase the Company’s share capital

The board of directors proposes to amend the Articles of Association by increasing the current authorization in article 3.5 of the Articles of Association to issue convertible bonds and increase the share capital from a nominal value of DKK 1,000,000 to nominal value DKK 14,700,000.

The board of directors specifically proposes that the existing authorization in article 3.5 is deleted and that the new authorization is adopted as a new article 3.3 with the following wording:

“The board of directors is until 3 January 2026 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company's shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 % of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

As a consequence of the conversion of the convertible loan notes, the board of directors is authorized until 3 January 2026 to increase the share capital by a nominal value of up to DKK 14,700,000 by conversion of the convertible loan notes. The company's shareholders shall not have pre-emptive rights to subscribe for shares issued by conversion of the convertible loan notes.

The shares issued based on convertible loan notes shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

10.	Authorization to the board of directors to issue warrants to investors and/or lenders

The board of directors proposes to amend the Articles of Association by adopting an authorization as a new article 2.10 to the Articles of Association that authorizes the board of directors to issue warrants to investors and/or lenders, which gives the right to subscribe for shares in the Company.

The board of directors, specifically, proposes that the authorization is adopted as a new article 2.10 with the following wording:

“The board of directors is until 1 May 2027 authorized, at one or more times, to issue warrants to investors and/or lenders entitling the holder to subscribe for shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027, at one or more times, to increase the company's share capital with up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 2,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

11.	Authorization to the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the general meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

12.	Miscellaneous

Hørsholm, Denmark, 12 April 2022

The board of directors of Evaxion Biotech A/S

Marianne Søgaard

Chairperson of the board of directors

Further information

Adoption requirements

The proposals under the agenda’s item 7-10 must be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the Annual General Meeting.

All other proposals on the agenda may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 23,203,808 divided into 23,203,808 shares of DKK 1 nominal value. At the Annual General Meeting, each share carries one vote.

The right of a shareholder to attend the Annual General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 26 April 2022.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the Annual General Meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare: www.computershare.com.

Admission cards must be ordered no later than 28 April 2022 at 11.59 PM (CEST).

Proxy

Shareholders can vote by proxy no later than 28 April 2022 at 11.59 PM (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgvej 26 D, 1st floor, DK - 2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 28 April 2022 at 11.59 PM (CEST).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Electronic proxies must be granted no later than 28 April 2022 at 11.59 PM (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 2 May 2022 at 11.59 PM (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password.

Questions from shareholders

Shareholders may submit questions concerning the agenda or the Company in general no later than 30 April 2022 at 11.59 PM (CEST) forwarded to investor@evaxion-biotech.com.

The Company will aim to answer such questions at the Annual General Meeting.

Additional information

On the Company's website, www.evaxion-biotech.com, the following information is available:

-	The notice convening the Annual General Meeting (the agenda/the complete proposals)

-	The Annual Report 2021

-	The proxy and vote by correspondence form

-	Information about the nominated candidates to the board of directors (Appendix 1)

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The Annual General Meeting will be conducted in English according to section 4.8 of the Company's Articles of Association.